Appendix D:
Directors & Officers Work History

Please Find below the work history, or Bios, for the Directors & Officers associated with Mary and Joseph Movie, LLC:

1. Steven Day, Owner and Manager
2. Colleen Cox, Head of Production

Career History can be located via the following links

Steven Day:

Owner, ideaMACHINE Studio | Oct. 2014 - Present

Steve has directed a multitude of successful projects, including content for Marvel, Verizon, the United Nations, Sesame Street, ESPN ESPY awards, Bud Light superbowl ads, and the Elmo Xbox game. He began his career directing theater, where his productions won an NYIT award and nomination, a Drama League fellowship, and a membership with the Lincoln Center directing lab. He directed and developed Son of a Gun, a National Music Theatre Conference Winner. His company has won 21 Telly Awards in 4 years and it has animated for numerous Fortune 500 companies. Besides dreaming up stories and metaphors, Steve also loves working with artists like Uzo Aduba (Emmy Award winner), Joanna Gleason (3x Tony nominee), Elizabeth Davis (Tony nominee), Tom Green, and Keir Dullea (Golden Globe winner, 2001: Space Odyssey). But what Steve loves most about his job is "using art to help companies serve others."

Supporting Links:

- https://www.linkedin.com/in/motioncapturenyc/
- https://www.ideamachinestudio.com/

Colleen Cox:

Creative Director, ideaMACHINE Studio | Jan. 2017 - Present

Colleen is a senior Creative Director who has overseen animation projects for a number of different clients including Audible, Chevron, Cisco, Microsoft, New York Life and many others. She is a creative production leader and a key client contact. In addition, she is an award-winning 2D animator, illustrator, comic creator and live draw artist. She has her MFA in Animation and Digital Arts from New York University - Tisch Asia and her BFA from University of Michigan.

Supporting Links:

- https://www.linkedin.com/in/colleen-cox-a5124730/